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Julia K. Cowles Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2007 tel 650 752 3607 fax julia.cowles@davispolk.com

July 9, 2012

Re:	Revised Preliminary Proxy Statement on Schedule 14A, Filed July 9, 2012, File No. 001-12537

VIA EDGAR AND EMAIL

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20249

Attention:	Christina Chalk
Edwin Kim

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated July 9, 2012 (the “Comment Letter”) regarding the above-referenced revised Preliminary Proxy Statement filed on June 9, 2012 by Quality Systems, Inc. (the “Company”).

Set forth below are responses to the Staff’s comments numbered 1 through 3, as set forth in the Comment Letter, based on information provided by the Company.

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Revised Preliminary Proxy Statement on Schedule 14A filed on July 9, 2012

1.	Refer to the new disclosure appearing at the top of page 10 of your revised proxy statement. Your criticisms of Mr. Hussein’s nominees reference their lack of deep industry knowledge and experience with the Company. However, we note that one of Mr. Hussein’s nominees (Mr. Brennan) is a current director and another (Mr. Cline) served as President and Chief Strategy Office of the Company from 2009 until December 2011. With respect to Mr. Cline, explain why you do not believe he is well equipped to serve on the Board, given his prior position with the Company.

Christina Chalk	July 9, 2012
Edwin Kim

Response: In response to the Staff’s comment, the Proxy Statement has been revised on page 10 to clarify that such statement does not relate to Mr. Cline and Dr. Brennan.

2.	In our call with you and your counsel on July 6th, we asked you to explain how different means of voting impact a shareholder’s ability to cumulate votes. Form that call, we understand that a shareholder who attends the meeting and votes his or her shares in person will have the ability to individually allocate votes (equally or unequally) between candidates. We understand from our call and the revised disclosure you have included on page 3 of the proxy statement that a shareholder who votes via proxy or by telephone or Internet may withhold votes from one or more candidates, but otherwise cannot impact how votes are cumulated among candidates. Therefore, we assume individually attending the meeting and cumulating votes is the only means by which a shareholder can allocate an unequal number of votes among particular candidates. Please make this clear in your revised proxy statement.

Response: Subsequent to our call with the Staff on July 6th, the Company consulted further with its proxy solicitor and vote tabulator regarding procedures available to shareholders wishing to direct the allocation of their votes. The disclosure on page 4 of the Proxy Statement has been revised to discuss other approaches. Nonetheless, the Company believes that attendance at the shareholders meeting is the most direct and straightforward way for shareholders to allocate their votes.

3.	Refer to comment 15 in our letter dated July 3, 2012 and your response. The revised disclosure on page 5 of the proxy statement added in response to our comment is confusing because the specific projections we cited in comment 15 do not appear there. Comment 15 asked you to provide support and describe the assumptions underlying the very specific projected figures cited in the comment and included in your prior proxy materials; providing generic support and discussion without the projections themselves is confusing. Please revise or advise.

Response: In response to the Staff’s comment, the Proxy Statement has been revised on page 5 to specifically include the projections referred to in comment 15 of the Staff’s July 3, 2012 comment letter.

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Christina Chalk	July 9, 2012
Edwin Kim

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter. Please address any comments or questions with respect to the foregoing to me at (650) 752-2007.

Very truly yours,

/s/ Julia Cowles

Julia Cowles

cc:	James Sullivan, Quality Systems, Inc.
Thomas J. Crane, Rutan & Tucker

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